--------------------------

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _2_ )*

FFD FINANCIAL CORPORATION

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(Name of Issuer)

COMMON SHARES, NO PAR VALUE

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(Title of Class of Securities)

30243 C 10 7

-----------------

(CUSIP Number)

STEVEN WOLOSKY, ESQ.

OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP

Park Avenue Tower

65 East 55th Street

New York, New York 10022

(212) 451-2300

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(Name, Address and Telephone Number of Person Authorized to

Receive Notice and Communications)

October 18, 2006

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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |__|.

Check the following box if a fee is being paid with the statement  |___|.


SCHEDULE 13D

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CUSIP NO. 30243 C 10 7

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1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

ANCORA CAPITAL, INC.

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

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3

SEC USE ONLY

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4

SOURCE OF FUNDS*

00

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5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

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6

CITIZENSHIP OR PLACE OF ORGANIZATION

State of Ohio, U.S.A.

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7

SOLE VOTING POWER

NUMBER OF

0

SHARES

BENEFICIALLY

-----------------------------------------------------

OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

-----------------------------------------------------

PERSON

9

SOLE DISPOSITIVE POWER

WITH

0

-----------------------------------------------------

10

SHARED DISPOSITIVE POWER

0

-------------------------------------------------------------------------------

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

-------------------------------------------------------------------------------

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

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13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0

-------------------------------------------------------------------------------

14

TYPE OF REPORTING PERSON*

HC

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

SCHEDULE 13D

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CUSIP NO. 30243 C 10 7

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1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

ANCORA SECURITIES, INC.

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

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3

SEC USE ONLY

-------------------------------------------------------------------------------

4

SOURCE OF FUNDS*

00

-------------------------------------------------------------------------------

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

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6

CITIZENSHIP OR PLACE OF ORGANIZATION

State of Nevada, U.S.A.

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7

SOLE VOTING POWER

NUMBER OF

0

SHARES

BENEFICIALLY

-----------------------------------------------------

OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

-----------------------------------------------------

PERSON

9

SOLE DISPOSITIVE POWER

WITH

0

-----------------------------------------------------

10

SHARED DISPOSITIVE POWER

0

-------------------------------------------------------------------------------

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

-------------------------------------------------------------------------------

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

-------------------------------------------------------------------------------

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0

-------------------------------------------------------------------------------

14

TYPE OF REPORTING PERSON*

BD

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

SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP NO. 30243 C 10 7

--------------------------------------------------------------------------------

1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

ANCORA ADVISORS, LLC

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

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3

SEC USE ONLY

-------------------------------------------------------------------------------

4

SOURCE OF FUNDS*

00

-------------------------------------------------------------------------------

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

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6

CITIZENSHIP OR PLACE OF ORGANIZATION

State of Nevada, U.S.A.

-------------------------------------------------------------------------------

7

SOLE VOTING POWER

NUMBER OF

SHARES

0

BENEFICIALLY

-----------------------------------------------------

OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

-----------------------------------------------------

PERSON

9

SOLE DISPOSITIVE POWER

WITH

0

-----------------------------------------------------

10

SHARED DISPOSITIVE POWER

0

-------------------------------------------------------------------------------

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

-------------------------------------------------------------------------------

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

-------------------------------------------------------------------------------

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0

-------------------------------------------------------------------------------

14

TYPE OF REPORTING PERSON*

IA

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

SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP NO. 30243 C 10 7

--------------------------------------------------------------------------------

1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

RICHARD BARONE

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

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3

SEC USE ONLY

-------------------------------------------------------------------------------

4

SOURCE OF FUNDS*

00

-------------------------------------------------------------------------------

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

-------------------------------------------------------------------------------

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Individual

-------------------------------------------------------------------------------

7

SOLE VOTING POWER

NUMBER OF

SHARES

0

BENEFICIALLY

-----------------------------------------------------

OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

-----------------------------------------------------

PERSON

9

SOLE DISPOSITIVE POWER

WITH

0

-----------------------------------------------------

10

SHARED DISPOSITIVE POWER

0

-------------------------------------------------------------------------------

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

-------------------------------------------------------------------------------

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

-------------------------------------------------------------------------------

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0

-------------------------------------------------------------------------------

14

TYPE OF REPORTING PERSON*

IN

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

SCHEDULE 13D

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CUSIP NO. 30243 C 10 7

--------------------------------------------------------------------------------

1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

FRED DISANTO

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

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3

SEC USE ONLY

-------------------------------------------------------------------------------

4

SOURCE OF FUNDS*

00

-------------------------------------------------------------------------------

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

-------------------------------------------------------------------------------

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Individual

-------------------------------------------------------------------------------

7

SOLE VOTING POWER

NUMBER OF

SHARES

0

BENEFICIALLY

-----------------------------------------------------

OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

-----------------------------------------------------

PERSON

9

SOLE DISPOSITIVE POWER

WITH

0

-----------------------------------------------------

10

SHARED DISPOSITIVE POWER

0

-------------------------------------------------------------------------------

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

-------------------------------------------------------------------------------

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

-------------------------------------------------------------------------------

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0

-------------------------------------------------------------------------------

14

TYPE OF REPORTING PERSON*

IN

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

SCHEDULE 13D

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CUSIP NO. 30243 C 10 7

--------------------------------------------------------------------------------

1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

CNM MANAGEMENT, LLC

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

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3

SEC USE ONLY

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4

SOURCE OF FUNDS*

00

-------------------------------------------------------------------------------

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

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6

CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware, U.S.A.

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7

SOLE VOTING POWER

NUMBER OF

SHARES

0

BENEFICIALLY

-----------------------------------------------------

OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

-----------------------------------------------------

PERSON

9

SOLE DISPOSITIVE POWER

WITH

0

-----------------------------------------------------

10

SHARED DISPOSITIVE POWER

0

-------------------------------------------------------------------------------

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

-------------------------------------------------------------------------------

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

-------------------------------------------------------------------------------

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0

-------------------------------------------------------------------------------

14

TYPE OF REPORTING PERSON*

IA

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SCHEDULE 13D

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CUSIP NO. 30243 C 10 7

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1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

CARMEN ILACQUA

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

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3

SEC USE ONLY

-------------------------------------------------------------------------------

4

SOURCE OF FUNDS*

00

-------------------------------------------------------------------------------

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

-------------------------------------------------------------------------------

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Individual

-------------------------------------------------------------------------------

7

SOLE VOTING POWER

NUMBER OF

SHARES

0

BENEFICIALLY

-----------------------------------------------------

OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

-----------------------------------------------------

PERSON

9

SOLE DISPOSITIVE POWER

WITH

0

-----------------------------------------------------

10

SHARED DISPOSITIVE POWER

0

-------------------------------------------------------------------------------

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

-------------------------------------------------------------------------------

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

-------------------------------------------------------------------------------

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0

-------------------------------------------------------------------------------

14

TYPE OF REPORTING PERSON*

IN

-------------------------------------------------------------------------------

SCHEDULE 13D

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CUSIP NO. 30243 C 10 7

--------------------------------------------------------------------------------

1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

UMBERTO FEDELI

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

-------------------------------------------------------------------------------

3

SEC USE ONLY

-------------------------------------------------------------------------------

4

SOURCE OF FUNDS*

00

-------------------------------------------------------------------------------

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

-------------------------------------------------------------------------------

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Individual

-------------------------------------------------------------------------------

7

SOLE VOTING POWER

NUMBER OF

SHARES

0

BENEFICIALLY

-----------------------------------------------------

OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

-----------------------------------------------------

PERSON

9

SOLE DISPOSITIVE POWER

WITH

0

-----------------------------------------------------

10

SHARED DISPOSITIVE POWER

0

-------------------------------------------------------------------------------

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

-------------------------------------------------------------------------------

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

-------------------------------------------------------------------------------

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0

-------------------------------------------------------------------------------

14

TYPE OF REPORTING PERSON*

IN

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The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by the undersigned (the “Schedule 13D”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2 is hereby amended to add the following:

As a result of the Sale Transaction (defined in Item 6), the persons named in this Schedule 13D do not own any Shares of Common Stock of the Issuer. Accordingly, all persons named in this Schedule 13D are no longer Reporting Persons.

Item 3 is hereby amended and restated as follows:

Ancora Capital, Inc., Ancora Securities, Inc., Ancora Advisors, LLC, CNM Management, LLC, Merlin Partners, L.P., Eli Investment Partners, L.P., Merlin Partners, L.P., Richard Barone, Fred Disanto, Carmen Ilacqua and Umberto Fedeli sold privately all of their Shares of Common Stock of the Issuer pursuant to the Sale Transaction. As a result, all persons named in this Schedule 13D do not own any Shares of Common Stock of the Issuer.

Items 5(a)-(b) are hereby amended and restated as follows:

(a)-(b) As a result of the Sale Transaction, the persons named in this Schedule 13D do not own any Shares of Common Stock of the Issuer.

Item 5(c) is hereby amended to add the following:

(c) The persons named in this Schedule 13D have not engaged in any transactions involving the Shares during the past sixty days other than the Sale Transaction.

Item 5(e) is hereby amended and restated as follows:

(e) The persons named in this Schedule 13D ceased to be five percent (5%) beneficial owners of the Shares of Common Stock of the Issuer on October 18, 2006.

Item 6 is hereby amended to add the following:

Pursuant to a Stock Purchase Agreement dated October 18, 2006 (the “Stock Purchase Agreement”) among the Issuer and Ancora Capital, Inc., Ancora Securities, Inc., Ancora Advisors, LLC, CNM Management, LLC, Eli Investment Partners, L.P., Merlin Partners, L.P., Richard Barone, Fred Disanto, Carmen Ilacqua and Umberto Fedeli (collectively, the “Ancora parties”), the Ancora Parties sold privately all of their Shares of Common Stock of the Issuer to the Issuer at a price of $17.50 per Share (the “Sale Transaction”) and agreed to certain other terms and conditions.  A copy of the Stock Purchase Agreement is attached hereto as an exhibit and incorporated herein by reference and all references contained herein are qualified in their entirety by reference to such Stock Purchase Agreement.

Item 7 is hereby amended to add the following exhibit:

1.

Stock Purchase Agreement by and among FFD Financial Corporation, Ancora Capital, Inc., Ancora Securities, Inc., Ancora Advisors, LLC, CNM Management, LLC, Eli Investment Partners, L.P., Merlin Partners, L.P., Richard Barone, Fred Disanto, Carmen Ilacqua and Umberto Fedeli dated October 18, 2006.

Signatures

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:

October 18, 2006

ANCORA CAPITAL, INC.

By:  /s/ Christopher Barone

      Christopher Barone

President

ANCORA SECURITIES, INC.

By:  /s/ Christopher Barone

       Christopher Barone

       President

ANCORA ADVISORS, LLC

By:  /s/ Richard A. Barone

    Richard A. Barone

    Chairman and Portfolio Manager

CNM MANAGEMENT, LLC

By:  /s/ Carmen Ilacqua

    Carmen Ilacqua

    Portfolio Manager

  /s/ Richard A. Barone

RICHARD A. BARONE

  /s/ Fred DiSanto

FRED DISANTO

  /s/ Carmen Ilaqua

CARMEN ILACQUA

  /s/ Umberto Fedeli

UMBERTO FEDELI

EXHIBIT 1

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this “Agreement”), dated as of October 18, 2006, is entered into among FFD Financial Corporation, an Ohio corporation (the “Company”) and the persons and entities that are signatories hereto (collectively, the “Ancora Group” and each individually a “Member”).

WITNESSETH:

WHEREAS, the Members beneficially own an aggregate of 106,538 common shares, no par value, of the Company (the “Ancora Shares”) and have offered to sell the Ancora Shares to the Company at a price of $17.50 per share;

WHEREAS, the Company has accepted the offer of the Members to purchase the Ancora Shares from the Members at a price of $17.50 per share;

NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements set forth herein and for other good and valuable consideration the receipt of which is hereby acknowledged, the parties, intending to be legally bound hereby, agree as follows:

ARTICLE I

Sale of the Ancora Shares

Section 1.1

Purchase and Sale.  Upon the terms and conditions set forth in this Agreement, each Member hereby sells to the Company the number of shares set forth beside such Member’s name on Schedule A, attached hereto and incorporated herein by reference, at a price of $17.50 per share, for an aggregate purchase price of $1,864,415.00 for all of the Ancora Shares (the “Purchase Price”).  Concurrently with the execution of this Agreement, the Members have initiated an electronic or DWAC transfer of all of the Ancora Shares to the Company.  Upon confirmation of receipt from the Company’s transfer agent of the electronic transfer of the Ancora Shares, the Company will deliver the Purchase Price to the Members by wire transfer of immediately available U.S. funds to a brokerage account specified by Ancora Capital, Inc. or Ancora Securities, Inc., information for which has been previously provided to the Company, and each of the Members agrees that the Company shall not be responsible for the further distribution to such Member of its share of the Purchase Price.

ARTICLE II

Representations and Warranties

Section 2.1

Representations and Warranties of the Ancora Group.  Each Member, severally and not jointly, hereby represents and warrants to the Company as follows:

(a)

Such Member has full legal right, power and authority to enter into and perform his or its obligations under this Agreement.  This Agreement is a valid and binding obligation of such Member, enforceable against such Member in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally and to general principles of equity.  As to each Member that is not an individual, (i) such Member has full power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, (ii) the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of such Member, (iii) such Member is duly and validly formed and existing and in good standing under the laws of the state or jurisdiction of its organization, and (iv) if required, is registered as an investment adviser under the Investment Advisors Act of 1940 and under any other applicable federal or state securities laws.

(b)

Neither the execution and delivery of this Agreement by such Member nor the restrictions, obligations and limitations imposed upon such Member hereunder conflicts with, or constitutes a violation of or default under, any statute, law, regulation, judgment, ruling, order or decree applicable to such Member, or any contract, commitment, agreement, understanding, arrangement, charter or governing document or instrument or restriction of any kind to which such Member is a party or by which such Member or such Member’s assets or property is bound.

(c)

Except as set forth opposite such Member’s name in Schedule A, neither such Member, nor any of his or its “affiliates” or “associates” (as such terms are used in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), currently (i) owns, beneficially or of record, any common shares of the Company or any securities of the Company convertible into, exchangeable for or exercisable for common shares of the Company (“FFD Shares”), or (ii) has any contract, agreement, arrangement or understanding under which it intends to or has the right to acquire any FFD Shares.

(d)

Such Member owns his or its Ancora Shares free and clear of and any all liens, pledges, security interests, judgments, charges, claims, options, rights of first refusal or encumbrances whatsoever.

(e)

Neither such Member, nor the Ancora Group, holds 10% or more of the outstanding common shares of the Company and neither such Member, nor the Ancora Group, is an “interested shareholder” as such term is defined in Chapter 1704 of the Ohio Revised Code.

Section 2.2

Representations and Warranties of the Company.  The Company hereby represents and warrants to the Members as follows:

(a)

The Company has full legal right, power and authority to enter into and perform its obligations under this Agreement.  The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on behalf of the Company.  This Agreement is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally and to general principles of equity.

(b)

Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby conflicts with, or constitutes a violation of or default under, in each case in any material respect, the articles of incorporation and code of regulations of the Company, any statute, law, regulation, order or decree applicable to the Company, or any contract, commitment, agreement, arrangement or restriction of any kind to which the Company is a party or by which the Company is bound.

ARTICLE III

Covenants

Section 3.1

Restrictions on Certain Actions.  The Ancora Group and each Member agrees that, during the period commencing on the date of this Agreement and ending on the tenth anniversary thereof (the “Term”), none of them will, directly or indirectly or in concert with one or more other persons or entities:

(a)

Acquire, offer or propose to the Company or any third party to acquire, solicit an offer to sell or agree to acquire by purchase, by gift, by joining a partnership, limited partnership, corporation, limited liability company, syndicate or other “group” (as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), such term to have such meaning throughout this Agreement) or otherwise, directly or indirectly, (i) any assets, businesses or properties of the Company or (ii) record or beneficial ownership of any FFD Shares;

(b)

Participate in the formation or intentionally encourage the formation of, join or in any way intentionally participate with, any “person” (as such term is used in Section 13(d)(3) of the Exchange Act and Section 2(2) of the Securities Act of 1933, as amended (the “Securities Act”), which owns or seeks to acquire beneficial ownership of any FFD Shares;

(c)

Solicit, or participate in any “solicitation” of “proxies” or become a “participant” in any such solicitation (as such terms are defined or used in Regulation 14A under the Exchange Act) with respect to the Company;

(d)

Initiate, propose or otherwise solicit shareholders for the approval of one or more shareholder proposals with respect to the Company or participate with any other person with respect to a shareholder proposal of the Company or induce any other person to initiate any shareholder proposal;

(e)

Seek to elect or remove or otherwise encourage the election or removal of any member of the Board of Directors of the Company or seek to have called any meeting of the shareholders of the Company;

(f)

Deposit any FFD Shares in a voting trust or subject them to a voting agreement, proxy (other than a proxy solicited by the Company) or other agreement or arrangement with respect to the voting of such FFD Shares, except as provided in Section 4.7 hereof;

(g)

Otherwise, alone or in concert with others:

(i)

seek to control or influence the management of the Company, the Board of Directors of the Company or the policies or affairs of the Company (either directly through actions as a shareholder, indirectly through publicity or otherwise);

(ii)

solicit, make or announce an intent to make, propose, seek to effect, or negotiate with any other person (including, without limitation, the Company) with respect to, (A) any form of business combination or other extraordinary transaction with the Company or any of its affiliates, (B) any restructuring, recapitalization, similar transaction or other transaction not in the ordinary course of business with respect to the Company or any of its affiliates or (C) any tender offer or exchange offer for any securities of the Company or any of its affiliates;

(iii)

publicly disclose an intent, purpose, plan or proposal with respect to any of the foregoing; or

(iv)

assist, participate in, facilitate or solicit any effort or attempt by any person to do so or seek to do any of the foregoing.

(h)

Solicit or entice, or attempt to solicit or entice, any employee, consultant, director or officer of the Company or any of its affiliates to terminate her/his employment or relationship with the Company or such affiliate, or hire or commit to hire as an employee or consultant any person that is or previously was an employee, consultant, officer or director of the Company or any of its affiliates unless such person shall not have been employed or retained in such capacity by the Company or such affiliate for a period of at least twelve consecutive months ending immediately prior to the date that the Member hires or commits to hire such person; provided that a general solicitation of employment not specifically directed to employees of the Company or its affiliates shall not be deemed a breach of this section;

(i)

Demand or request a copy of or access to the Company’s shareholder list or its other books and records;

(j)

Demand or request a meeting with the Board of Directors or management of the Company;

(k)

Request that the Company (or its directors, officers, employees or agents) amend or waive any provision of Article III of this Agreement or otherwise seek any modification to or waiver of any of the agreements or obligations of the Ancora Group, its Members, and their affiliates or associates under this Agreement; or

(l)

Solicit, encourage, authorize or permit any of his or its affiliates or associates to do any of the above.

Section 3.2

Dispositions in Certain Events.  If the Ancora Group, any Member or any of their respective affiliates or associates acquires any FFD Shares in violation of this Agreement, such Member(s) will immediately dispose of such FFD Shares to persons that are not affiliates or associates of the Ancora Group or its Members.

Section 3.3

Voting at the 2006 Annual Meeting of the Company.  The Ancora Group and each of the Members, in each case excluding Umberto Fedeli, hereby covenants and agrees that it will not vote, or give any person a proxy to vote, any of the Ancora Shares at the Company’s 2006 Annual Meeting of Shareholders.

Section 3.4

Covenant Not to Sue.  The Company will not initiate, encourage or support any litigation against any Member or its affiliates or associates for any events or activities based on conduct occurring prior to the date of this Agreement.  Neither the Members nor any of their respective affiliates or associates will initiate, encourage or support any litigation against the Company or its directors, officers, employees or agents with respect to any events or activities occurring prior to the date of this Agreement.

ARTICLE IV

Miscellaneous

Section 4.1

Enforcement.  The Ancora Group and each of the Members acknowledge and agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  Accordingly, the Company will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically its provisions in addition to any other remedy to which they may be entitled at law or in equity.  No failure or delay on the part of either party in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.  If any legal action is brought for the enforcement of this Agreement or because of an alleged dispute, controversy, breach, or default in connection with this Agreement, the prevailing party shall be entitled to recover from the losing party reasonable attorneys’ fees and all other reasonable costs and expenses incurred in that action or proceeding, in addition to any other relief to which it may be entitled.

Section 4.2

Indemnification for Commissions.  Each Member, severally and not jointly, agrees to indemnify the Company for any and all claims by any person for brokerage commissions, finder’s fees or agent’s commissions or like payment for which such Member is obligated or liable in connection with this Agreement or the transactions contemplated hereby.

Section 4.3

Entire Agreement; Amendment.  This Agreement constitutes the entire understanding of the parties with respect to the transactions contemplated herein.  This Agreement may be amended only by an agreement in writing executed by all the parties.

Section 4.4

Severability.  If any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable, the remaining provisions shall remain in full force and effect.

Section 4.5

Headings.  Descriptive headings are for convenience only and will not control or affect the meaning or construction of any provision of this Agreement.

Section 4.6

Counterparts.  This Agreement may be executed in two or more counterparts, and by facsimile and electronic transmission, each of which shall be deemed an original but all of which taken together shall constitute one and the same Agreement.

Section 4.7

Successors and Assigns; No Third Party Beneficiaries.  This Agreement shall bind the successors and assigns of the parties, and inure to the benefit of any successor or assign of any of the parties; provided, however, that no party may assign this Agreement without the other party’s prior written consent.  Nothing in this Agreement, whether expressed or implied, may be construed to confer upon or to give to any third party any legal or equitable right, remedy or claim under or in respect of this Agreement.

Section 4.8

Confidentiality.  Each Member hereby covenants and agrees that, except as required by applicable law, such Member will not disclose publicly or to any third party, and will at all times maintain the confidentiality of, the existence of this Agreement, the negotiations and discussions related to this Agreement, the terms of this Agreement and the nature of the transactions contemplated hereby; provided, however, that an amendment to the Schedule 13D, as amended, of the Ancora Group showing no ownership of FFD Shares shall not constitute a violation of this section and, provided further, that nothing herein shall be construed to prevent the Company from making any disclosures required of it by applicable securities laws or listing requirements of the NASDAQ Capital Market.

Section 4.9

Press Release; Schedule 13D.  Promptly following the execution and delivery of this Agreement, (i) the Company will issue a press release in the form previously provided to the Ancora Group, and (ii) the Ancora Group will file a Schedule 13D amendment reporting ownership of no FFD Shares in the form previously provided to the Company.  None of the parties hereto will make any other public statements except as required by applicable law.

Section 4.10

Governing Law and Choice of Forum.  This Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of Ohio without giving effect to the conflict of laws principles thereof.  Any litigation related to this Agreement may be maintained only in the United States District Court for the Northern District of Ohio or in an Ohio state court, and each party hereby irrevocably consents and submits to the jurisdiction of that federal or state court and irrevocably waives any objection the party may have based upon improper venue, forum non conveniens or other similar doctrines or rules.

Section 4.11

Survivability.  Following the closing of the transactions contemplated by this Agreement, (i) Sections 3.1 and 3.2 shall survive for the Term, and (ii) Sections 3.3 and 3.4 and Article IV shall survive indefinitely.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed effective as of the date first set forth above.

FFD Financial Corporation By: /s/ Trent B. Troyer Name: Trent B. Troyer Title: President & CEO	Ancora Capital, Inc. By: /s/ Christopher Barone Name: Christopher Barone Title: President
Ancora Securities, Inc. By: /s/ Christopher Barone Name: Christopher Barone Title: President	Ancora Advisors, LLC By: /s/ Fred DiSanto Name: Fred DiSanto Title: CEO
CNM Management, LLC By: /s/ Carmen Ilacqua Name: Carmen Ilacqua Title: Principal	Merlin Partners, L.P. By: /s/ Richard Barone Name: Richard Barone Title: General Partner OBO Ancora Advisors
ELI Investment Partners, L.P. By: /s/ Carmen Ilacqua Name: Carmen Ilacqua Title: Managing Member
/s/ Umberto Fedeli Umberto Fedeli	/s/ Carmen Ilacqua Carmen Ilacqua
/s/ Richard Barone Richard Barone	/s/ Fred DiSanto Fred DiSanto

Exhibit A

Amounts

Name of Member	Number of FFD Shares Held by the Member	Portion of Purchase Price due to the Member
Ancora Advisors, LLC	17,334	$303,345.00
Merlin Partners, L.P.	47,204	826,070.00
ELI Investment Partners, L.P.	17,000	297,500.00
Umberto Fedeli	12,500	218,750.00
Carmen Ilacqua	1,500	26,250.00
Fred DiSanto	11,000	192,500.00
Ancora Capital, Inc.	0	0.00
Ancora Securities, Inc.	0	0.00
CNM Management, LLC	0	0.00
Richard Barone	0	0.00
Total:	106,538	$1,864,415.00